UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 21 January 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

APPOINTMENT OF GOLD FIELDS CHIEF EXECUTIVE OFFICER DESIGNATE

The Board of Directors of Gold Fields is pleased to announce the appointment of Mr. Chris Griffith as the Chief Executive Officer and Executive Director of the Company with effect from 1 April 2021. Mr Griffith will succeed Mr Nick Holland, who will retire on 31 March 2021, after 13 years as CEO of the Company. Mr. Holland has agreed to retire six months earlier than required to facilitate the leadership transition.

Mr. Griffith served as the Chief Executive Officer of Anglo American Platinum between September 2012 and April 2020. He was previously CEO of Kumba Iron Ore from 2008 to 2012, and prior to that he served as Anglo American Platinum's head of operations for joint ventures. He has a B.Eng (Mining) Honours from the University of Pretoria and has completed various leadership development programmes at the University of South Africa and through Anglo American.

Gold Fields' Chair, Cheryl Carolus, welcomed Mr. Griffith on behalf of the Board: "We are delighted that an experienced executive of Chris's calibre will join Gold Fields. He has deep-rooted operational mining experience and an impressive track record of delivering safe operational performance and leading effective change.

"Creating value for shareholders is paramount, but at the same time the environmental and social sustainability of our Company and value creation for all stakeholders has taken on increased significance. We are confident that Chris is the right person to take the business forward," she said.

The Board paid tribute to Mr. Holland's leadership at Gold Fields, which he joined as CFO at the formation of the Company in 1998 and led as CEO ten years later.

"Nick has defined Gold Fields as it is today: a global, highly profitable and sustainable company, which is widely considered a leader in its field. In 2008, two-thirds of our production came from South Africa; in 2020 approximately 90% emanated from outside of South Africa with all our mines highly mechanised and increasingly automated," Ms Carolus said.

"Above all, Nick prioritised safety and wellness at all our operations and during his tenure Gold Fields has seen a marked improvement in its safety record. At the same time environmental, social and governance issues have been fully integrated into the day-to-day management of the business, further entrenching Gold Fields' vision of global leadership in sustainable gold mining."

"On behalf of the Board and all our 17,000 employees we wish him well as he takes a well-deserved break. The Gold Fields you leave behind is a testament to your vision, strategy and leadership," Ms Carolus concluded.

21 January 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 21 January 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer